Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

September 17, 2018 and the Prospectus dated July 17, 2017

Registration No. 333-219323

Pricing Term Sheet

Fixed-to-Floating Rate Cumulative Perpetual Preferred Stock, Series B

Issuer:	General Motors Financial Company, Inc. (the “Issuer”).

Trade Date:	September 17, 2018.

Settlement Date:	September 24, 2018 (T + 5)*.

Form of Offering:	SEC Registered (Registration No. 333-219323).

Security:	Fixed-to-Floating Rate Cumulative Perpetual Preferred Stock, Series B, par value $0.01 (the “Series B Preferred Stock”).

Size:	$500,000,000 (500,000 shares of Series B Preferred Stock).

Liquidation Preference:	$1,000.00 per share, plus accumulated and unpaid dividends.

Term:	Perpetual, unless redeemed by the Issuer on or after September 30, 2028.

Dividend Rate (Cumulative):	At a rate per annum equal to 6.500% from the date of issuance to, but excluding, September 30, 2028, and thereafter at a floating rate per annum equal to three month U.S. dollar LIBOR on the related dividend determination date plus 3.436%.

Dividend Payment Dates:	Semi-annually in arrears on March 30 and September 30 of each year, commencing on March 30, 2019 and ending on September 30, 2028, and thereafter quarterly in arrears on the March 30, June 30, September 30 and December 30 of each year.

Day Count:	From the date of issuance to, but excluding, September 30, 2028, 30/360, and from, and including September 30, 2028, Actual/360.

Optional Redemption:	The Issuer may redeem the Series B Preferred Stock at its option, in whole or in part, from time to time, on or after September 30, 2028, at a redemption price equal to $1,000 per share, plus any accumulated and unpaid dividends to, but excluding, the date fixed for redemption.

Public Offering Price:	$1,000.00 per share.

Underwriting Discounts and Commissions:	$15.00 per share.

Listing:	The Series B Preferred Stock will not be listed for trading on any stock exchange.

CUSIP/ISIN:	37045X CM6 / US37045XCM65

Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

* Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series B Preferred Stock on the date of pricing or on the next two succeeding business days will be required, by virtue of the fact that the Series B Preferred Stock initially will settle T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Series B Preferred Stock who wish to trade the Series B Preferred Stock on the date of pricing of the Series B Preferred Stock or on the next two succeeding business days should consult their own advisor.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and an accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC, including the preliminary prospectus supplement, for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by contacting: Goldman Sachs & Co. LLC toll-free at 1-866-471-2526; J.P. Morgan Securities LLC toll-free at 1-212-834-4533; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.